



Eat Gelat-oh LLC
Small Business Bond™

Bond Terms:

Bond Yield: 11.00%

Target Raise Amount: $25,000

Offering End Date: August 3, 2023

Repayment Period: 2 years (24 months)

Minimum Raise Amount: $20,000

Company Details:

Name: Eat Gelat-oh LLC

Founded: October 19, 2022

Address: 1625 Eckington Pl. NE
Washington, DC 20002

Industry: Ice Cream Manufacturing

Employees: 3

Website: www.eatgelatoh.com

Use of Funds Allocation:

If the maximum raise is met:

$25,000 (100.00%) – of the proceeds will go towards ice cream making equipment and packaging

Social:

Instagram: 1,680 Followers





Business Metrics:

	FY22	YTD 3/31/2023
Total Assets	$1,177	$11,983
Cash & Cash Equivalents	$1,177	$9,512
Accounts Receivable	$0	$2,165
Short-term Debt	$0	$909
Long-term Debt	$0	$0
Revenue	$1,955	$23,104
Cost of Goods Sold	$778	$1,218
Taxes	$0	$0
Net Income	$1,177	$11,323

Recognition:

Eat Gelat-oh LLC (DBA Eat Gelat-oh) was born from our first Washington, DC gelato truck we launched in the summer of 2013. Their products can be found in all Union Kitchen locations across DC and VA, Old City Market, and coming soon to Giant and Common Market Co-Op. They work with Airbnb to provide the GELAT'OH experience to anyone in the DC area. Complete with an unforgettable 5-course dessert menu, no two tastings are the same as they love sharing our story and latest creations. They're also available for private parties. Indoors or out, they can bring the ultimate GELAT'OH experience to your next event.

About:

Eat Gelat-oh LLC (DBA Eat Gelat-oh) is a BIPOC-woman-owned business specializing in artisan gelato and sorbet manufacturing. They strive to deliver the unexpected and bring the wow factor to their private events, wholesale, and online customers.

For more information, contact our Customer Support Team at support@thesmbx.com

